Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com



08003965

July 21, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 21, 2008 forwarding therewith the Secretarial Audit Report for the quarter ended June 30, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above



Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 21, 2008

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended June 30, 2008, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above


Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 21, 2008

The Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub : Secretarial Audit Report

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended June 30, 2008, received from M/s. Haribhakti & Co. Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 6639 1101-4 / 2287 1099 ● VBH - 2287 1806 ● FAX 2285 6237
PLOT NO.56 ROAD NO.17, MIDC, MAROL, ANDHERI (E), MUMBAI-400 093, INDIA.   ✆ : 6672 9999 ● FAX : 6672 9777
● E-mail : hbhakti@vsnl.com ● Website : www.haribhaktigroup.com

The Board of Directors
Reliance Infrastructure Limited
Reliance Energy Centre
Santacruz (E)
Mumbai - 400 055

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records /
documents maintained by M/s.Reliance Infrastructure Limited (hereinafter referred to as the "Company") and its Registrars
and Share Transfer Agents, M/s. Karvy Computershare Pvt. Limited, for issuing Certificate, in accordance with Circular
D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such
verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	June 30, 2008
2	ISIN	INE036A01016
3	Face Value	Rs. 10/- per Equity Share

4	*Name of the Company	Reliance Infrastructure Limited
5	Registered Office Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
6	Correspondence Address	Reliance Energy Centre, Santacruz (E), Mumbai-400055
7	Telephone & Fax Nos.	Tel. No.: 022 - 3009 9311
		Fax No.: 022 - 3009 9763
8	Email address	Ramesh.Shenoy@relianceada.com

9 Names of the Stock Exchanges where the company's securities are listed
   (as per annual report)

> 1. Bombay Stock Exchange Limited
> 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap
10	Issued Capital	234,372,327	100.000
11	Listed Capital (Exchange - wise) *(as per company records)*	231,970,262	98.98
12	Held in dematerialised form in CDSL	10,613,344	4.58
13	Held in dematerialised form in NSDL	214,316,428	92.39
14	Physical	7,040,490	3.03
15	Total No. of Shares (12+13+14)	231,970,262	100.00

Our Network in India : Ahmedabad, Bangalore, Bhopal, Bhubeneshwar, Chandigarh, Chennai, Goa, Hyderabad, Jaipur, Jodhpur, New Delhi, Patna, Pune, Kolkata and Vadodara.

16   Reasons for difference if any, between:

a) (10&11):

allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed.

b) (10&15):

allotment of 97,954 shares was kept in abeyance and 17,101 Shares were forfeited. 2,287,010 shares issued on preferential basis were not subscribed

c) (11&15):

NA

17   Certifying the details of changes in share capital during the quarter under consideration as per Table below .

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to . CDSL	Whether intimated to NSDL.	In-prin appr Pending for SE (Specify Names)
Buyback	2 49 070	Applied	NSE / BSE	-	Yes	NA
Buyback	5 80 670	Applied	NSE / BSE	-	Yes	NA
Buyback	9 50 260	Applied	NSE / BSE	-	Yes	NA
Buyback	2 58 551	Applied	NSE / BSE	-	Yes	NA
Buyback	3 99 784	Applied	NSE / BSE	-	Yes	NA
Buyback	44 643	Applied	NSE / BSE	-	Yes	NA
Buyback	3 74 020	Applied	NSE / BSE	-	Yes	NA
Buyback	2 00 000	Applied	NSE / BSE	-	Yes	NA
Buyback	10 03 002	Applied	NSE / BSE	-	Yes	NA
Buyback	5 00 000	Applied	NSE / BSE	-	Yes	NA

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction Forfeiture Any other (to specify)*

18   Register of Members is updated (Yes/ No)
      if not, updated upto which date

YES
NA

19   Reference of previous quarter with regards to excess dematerialised shares, if any.
20   Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?

NA
NA

21   Mention the total no. of requests, if any, confirmed after 21 days and the total no of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	40	1 713	Delay in receipt of Physical DRFs & Share Certificates from DP.
	29	308	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	69	2 021	
Pending for more than 21 days	4	57	Non-receipt of Physical DRFs & Share Certificates from DP
Total	4	57	





22	Name, Telephone & Fax No. of the Compliance Officer of the Co	Shri. Ramesh Shenoy Tel. No 022 - 3009 9311 Fax No . 022 - 3009 9763
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co Chartered Accountants 42, Free Press House 215, Nariman Point, Mumbai - 400 01 Tel., 022 6639 1101 Fax 022 2285 6237
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc) -
NA

For Haribhakti & Co.
Chartered Accountants

MANOJ DAGA
Partner
M. No.: 48523

Mumbal, 9th July 2008

* Note: Company has changed its name from Reliance Energy Limited to Reliance Infrastructure Limited with effect from 28th April, 2008



